Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday May 13, 2020

The Proposed issue is:

☑ A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +Security Code	+Security Description	Maximum Number of +securities to be issued
MSB	ORDINARY FULLY PAID	43,000,000

Proposed +issue date

Monday May 18, 2020

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of +Entity

MESOBLAST LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2 Registered Number Type	**Registration Number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

Wednesday May 13, 2020

1.6 The Proposed issue is:

☑ A placement or other type of issue

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

- **+Security holder approval**
- **Court approval**
- **Lodgement of court order with +ASIC**
- **ACCC approval**
- **FIRB approval**
- **Another approval/condition external to the entity**

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?
Existing class

Will the proposed issue of this +security include an offer of attaching +securities?
No

Details of +securities proposed to be issued

ASX +Security Code and Description

MSB : ORDINARY FULLY PAID

Maximum Number of +securities proposed to be issued

43,000,000

Purpose of the issue

See ASX announcement lodged concurrently with this Appendix 3B

Offer price details for retail security holders

In what currency is the cash consideration being paid?

AUD - Australian Dollar

What is the issue price per +security?

AUD 3.20000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Oversubscription & Scale back details

May a scale back be applied to this event?
No

Part 7C - Timetable

7C.1 Proposed +issue date
Monday May 18, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?
No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?
Yes

7D.1b (i) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

43,000,000 fully paid ordinary shares

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?
No

7D.2 Is a party referred to in listing rule 10.11.1 participating in the proposed issue?
No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?
No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?
No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?
Yes

7E.1a Who is the lead manager/broker?

Bell Potter Securities Limited (Bell Potter)

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

1% of the proceeds received by the Company under the placement.
Reimbursement for certain expenses

7E.2 Is the proposed issue to be underwritten?
Yes

7E.2a Who are the underwriter(s)?

Bell Potter

7E.2b What is the extent of the underwriting (ie the amount or proportion of the proposed issue that is underwritten)?

A$100 million

7E.2c What fee, commission or other consideration is payable to them for acting as underwriter(s)?

3% of the proceeds received by the Company under the placement.
Reimbursement for certain expenses

7E.2d Please provide a summary of the significant events that could lead to the underwriting being terminated.

See part 7F.2

7E.3 Is a party referred to in listing rule 10.11 underwriting or sub-underwriting the proposed issue?
No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Fees and costs incurred by the Company in connection with the placement include share registry fees, settlement fees and legal fees.

Part 7F - Further Information

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?
No

7F.2 Any other information the entity wishes to provide about the proposed issue

The ability of the underwriter to terminate the Underwriting Agreement in respect of some events will depend on whether the event has a material adverse effect on the offer, the price at which the shares may be sold, or would give rise to a contravention or liability of the underwriter under applicable laws. The events which may trigger termination of the Underwriting Agreement include:

¿ a statement contained in the offer materials or public information is misleading or deceptive or otherwise does not comply with applicable laws or any forecasts, opinions, or expectation expressed are not in all material respects based on reasonable grounds;

¿ the Company does not allot and issue the offer shares per the timetable without the underwriter's consent (acting reasonably), including as a result of applicable laws or the listing rules;

¿ there is a 10% fall in the S&P/ ASX 300 index at market close in certain circumstances in the period between the opening date and the settlement date;

¿ a director of the Company is charged with an indictable offence/disqualified from managing a corporation or its directors or officers engage in any fraudulent conduct or activity;

¿ any government agency intends to take or takes public action against Company/its directors;

¿ the Company or any subsidiary becomes insolvent;

¿ a regulatory body withdraws, revokes or amends in an adverse manner any regulatory approvals of the Company required for the Company to perform its obligations under the Underwriting Agreement;

¿ the Company ceases to be admitted to the ASX, or ASX listing approval is refused or not granted by the allotment date or ASX makes an official statement that official quotation will not be granted;

¿ a change in certain senior management or board of directors of the Company is announced or occurs;

¿ a trading halt ends before the expiry of the relevant period;

¿ ASIC commences certain investigation/hearings against the Company;

¿ the Company withdraws all or part of the offer;

¿ a closing certificate is not furnished by the Company/or a statement in the closing certificate is misleading;

¿ information supplied to the underwriter in respect of the offer is misleading or deceptive;

¿ the Company fails to or is incapable of performing any of its obligations under the Underwriting Agreement;

¿ there is a material adverse change in the Company¿s assets, liabilities or financial performance;

¿ there is an event or occurrence, which makes it illegal for the underwriter to satisfy an obligation under the Underwriting Agreement, or to market, promote or settle the offer;

¿ announcement or introduction of a material adverse new Australian law or policy;

¿ hostilities commence or escalate or disruption in certain major financial markets.